Exhibit 99.1

Press Releases

ASML Receives Intel’s Preferred Quality Supplier Award

Veldhoven, The Netherlands, March 4, 2015 - ASML has been recognized as one of 19 companies receiving Intel Corporation’s Preferred Quality Supplier (PQS) award for their performance in 2014. This supplier has demonstrated industry-leading commitment across all critical focus areas on which they are measured: quality, cost, availability, technology, customer service, labor and ethics systems and environmental sustainability. ASML is recognized for their significant contributions providing Intel with semiconductor lithography equipment, deemed essential to Intel’s success.

“We are delighted to be selected again by Intel for a Preferred Quality Supplier award for 2014,” said Sunny Stalnaker, Executive Vice President, Sales & Customer Management, ASML. “This is our sixth consecutive Intel PQS award, and is a testament to the strong relationship between our two companies. In 2014, we worked very hard to ensure high productivity and reliability on our NXT immersion platform, while at the same time made significant progress on the industrialization of EUV. We appreciate Intel’s acknowledgment of these efforts.”

“ASML’s technical expertise helps to enable lithography development, allowing Intel to continue to extend Moore’s Law, and ASML has made important progress in 2014 towards demonstrating the viability of EUV technology,” said Janice Golda, Director of Intel’s Lithography Strategic Sourcing group. “ASML has worked closely with Intel and has demonstrated responsiveness to Intel technology and manufacturing requirements. I am pleased to support the award of Preferred Quality Supplier for ASML in 2014.”

The PQS award is part of Intel’s Supplier Continuous Quality Improvement (SCQI) program that encourages suppliers to strive for excellence and continuous improvement. To qualify for PQS status, suppliers must score 80 percent on a report card that assesses performance and ability to meet cost, quality, availability, technology, environmental, social and governance goals. Suppliers must also achieve 80 percent or greater on a challenging improvement plan and demonstrate solid quality and business systems. Additional information about the SCQI program is available at http://intel.com/go/quality

A celebration to honor PQS award winners was held in Santa Clara, California themed “Innovating to Deliver Smart and Connected Devices”, which illustrates the contributions this supplier has made in 2014. In addition, there was an announcement on Intel’s website at http://intel.com

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Forward Looking Statements

This document contains statements relating to certain EUV system performance that are forward-looking, including statements with respect to EUV endurance test results. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include the risk that future endurance tests do not confirm the results discussed in this press release or that EUV systems does not otherwise perform as expected. These forward-looking statements are made only as of the date of this document. We do not undertake to update

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or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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